[EVERSHEDS SUTHERLAND (US) LLP]

April 27, 2018

VIA EDGAR

Mark Cowan, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	Century II Accumulator VUL
Kansas City Variable Life Separate Account
Kansas City Life Insurance Company
File No. 333-150926

Dear Mr. Cowan:

On behalf of Kansas City Life Insurance Company and Kansas City Life Variable Life Separate Account, we are providing the Company's responses to your comments received on the post-effective amendment to the above-referenced registration statement, filed on March 2, 2018. Revisions described in the letter will be included in a post-effective amendment filed under Rule 485(b) on April 27, 2018.
Your comments on the post-effective amendment and the Company's response to each comment are set forth below:
1.	Comment: Where does the Company reserve the right to discontinue offering the LRB, ERB and TIR riders?
Response: Like other supplemental and rider benefits offered in the VUL Contracts, the Accelerated Death Benefit/Living Benefits Rider (LBR), the Accelerated Death Benefit/Enhanced Living Benefits Rider (EBR) and the Accelerated Death Benefits/Terminal Illness Rider (TIR) do not become part of the Contract until elected by the Contract holder. The Company, therefore, may discontinue offering each of the three riders at any time before it is elected.
The prospectus discloses that "supplemental and/or rider benefits...may be added to your Contract." This disclosure conforms to the industry standard. The Company's action will not have any impact on Contract holders who have already elected a rider. To clarify this point, the Company has added the following statement to the prospectus: "The Company may change or stop offering a supplemental and/or rider benefit at any time before it is elected."
 Furthermore, Contract holders may continue to elect one of the riders for seven months after the Company announces its intention to discontinue offering them. Once elected, a

Mark Cowan, Esq.
April 27, 2018

rider will not impose any charge until the Contract holder makes a claim for a benefit payment under it.
2.
Comment: In the first bullet point at the top of page 43 (under the heading "Accelerated Death Benefit for Chronic Illness Rider (ADBRCC)," add "from the list below" following the phrase "at least two activities of daily living."

Response: As requested, the phrase "from the list below" has been added to the first bullet point on page 43 following the phrase "at least two activities of daily living."

3.	Comment: Define "severe cognitive impairment" as used in the second bullet point at the top of page 43.

Response: The definition of "severe cognitive impairment," as referenced in the second bullet point on page 43, has been added.

4.
Comment: Disclosure at the bottom of page 43 indicates that the company will use information in the completed claim form and written statement submitted by the physician to calculate the benefit payable under the ADBRCC. Explain how the company will use the information in the benefit calculation.

Response: Disclosure at the bottom of page 43, which indicates that the company will use information in the completed claim form and written statement submitted by the physician to calculate the benefit payable under the ADBRCC rider, has been revised to read: "This information will be used to determine the Insured's estimated life expectancy in order to derive the actuarial present value factor used in the benefit calculation."

5.
Comment: Disclosure at the bottom of page 46 (under the heading "Accelerated Death Benefit for Terminal Illness Rider (ADBRTI)" states that the benefit payable under the rider is the accelerated death benefit less a ($250) processing fee, an interest charge and any loan repayment amount. Provide an example how the interest charge is calculated using a representative interest rate.

Response: An example of how the interest charge is calculated, using a representative interest rate, has been added on page 48.

6.
Comment: Disclosure in the middle of page 47 explains that receiving payment under the ADBRTI will reduce the Contract owner's Specified Amount, Contract Value and surrender charges by the amount of the accelerated death benefit percentage. Provide an example of these calculations showing how taking a benefit payment under the rider will impact the Specified Amount, Contract Value and surrender charges under the Contract.

Mark Cowan, Esq.
April 27, 2018

Response: An example of the calculations showing the impact on Specified Amount, Contract Value, and surrender charges after receiving payment under the ADBRTI rider has been added on page 48.

7.
Comment: The first bullet point on page 47 states a claim for payment under the ADBRTI must be in writing in a form that meets the Company's requirements. Add disclosure describing the applicable requirements.

Response: The bullet point to which this comment refers has been deleted.

8.
Comment: The final bullet point on page 47 states that the ADBRTI rider will terminate on the date the Contract holder exercises the paid-up insurance benefit option under the Contract, if any. Describe the option to which this bullet point refers.

Response: The bullet point to which this comment refers has been deleted.

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We hope that you find these responses satisfactory.  If you have any additional questions, please call Lorna MacLeod at 202.383.0817.

Sincerely,

/s/ Stephen E. Roth

Stephen E. Roth